                                                                        2000 - 7




                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549
                                     -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

          For the period commencing June 7, 2000 through July 18, 2000

                                     -------



                      KONINKLIJKE PHILIPS ELECTRONICS N.V.


                              --------------------
                              (Name of registrant)


       Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands


                      -------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F X     Form 40-F
              ___             ___

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

     Yes    No  X
        ___    ___

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-______________.


                Name and address of person authorized to receive
               notices and communications from the Securities and
                              Exchange Commission:




                           Richard C. Morrissey, Esq.
                               Sullivan & Cromwell
                                St. Olave's House
                               9a Ironmonger Lane
                         London EC2V 8EY, UNITED KINGDOM

This report comprises a copy of the Quarterly Report of the Philips Group for the six months ended June 30, 2000, dated July 18, 2000.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 18th day of July, 2000.


                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                              /s/ C. Boonstra
                                  C. Boonstra
                                   (President,
                      Chairman of the Board of Management)

                              /s/ J.H.M.Hommen
                                  J.H.M. Hommen
                           (Executive Vice-President,
                        Member of the Board of Management
                          and Chief Financial Officer)

REPORT ON THE PERFORMANCE OF THE PHILIPS GROUP

KEY PERFORMANCE DATA FOR THE PERIOD ENDING JUNE 30

in millions of euros (EUR) unless otherwise stated the data included in this report are unaudited

2nd QUARTERLY REPORT JULY 18, 2000


                                                  2nd quarter       January to June
                                            2000        1999       2000        1999

Sales                                       9,155      7,298      17,484      14,135
  % nominal growth                             25         (2)         24          (3)
  % comparable growth                          15          1          13           2
Ebitda                                      1,225        780       2,372       1,695
Income from operations                        724        319       1,387         868
  as a % of sales                             7.9        4.4         7.9         6.1
Income from continuing operations           3,604        274       4,744         743
  per common share (in EUR) 1)               2.71       0.20        3.57        0.52
Cash flows before financing activities      2,176     (1,380)      2,711      (1,096)

Income from operations
  as a % of net oper. cap. (RONA)                                   25.3        18.3
Income from continuing operations
  as a % of stockh. equity (ROE)                                    62.1        12.6
Net debt: group equity ratio                                             2)          2)
Number of employees                                              232,433     227,618



1) Per share data in this report are based on the average number of shares outstanding after the 4-for-1 stock split which was effected on April 14, 2000; prior-year data have been restated accordingly.

2)  Not meaningful: net cash exceeded the debt level.

THE SECOND QUARTER

- INCOME FROM CONTINUING OPERATIONS EUR 3,604 MILLION (EUR 2.71 PER SHARE), INCLUDING EUR 2,905 MILLION (EUR 2.19 PER SHARE) GAIN FROM ONE-OFF EVENTS

-   NOMINAL SALES GROWTH: 25% / COMPARABLE SALES GROWTH: 15%

-   INCOME FROM OPERATIONS A RECORD EUR 724 MILLION, 7.9% OF SALES

-   RONA AT 25.3%

-   VERY STRONG SEMICONDUCTORS PERFORMANCE, AND MUCH IMPROVED RESULTS AT
    COMPONENTS

-   GOOD PERFORMANCE ACROSS ALL SECTORS EXCEPT ORIGIN

INCOME FROM CONTINUING OPERATIONS in the second quarter amounted to EUR 3,604 million (EUR 2.71 per share) compared to EUR 274 million (EUR 0.20 per share) in the corresponding period of 1999. Included in income is a gain of EUR 2,595 million related to the sale of approximately 70% of Philips' shares in ASM Lithography (ASML); a gain of EUR 189 million related to Philips' share of the increased equity value of Taiwan Semiconductor Manufacturing Corporation (TSMC), resulting from the paid-in capital surplus following the issuance of new TSMC shares; and a gain of EUR 121 million resulting from the swap of Philips' equity interest in Beltone Electronics Inc. into shares of GN Great Nordic A/S. Excluding these items, the improvement in income was largely the result of better operating performance in most product sectors, good cost controls, and higher results at unconsolidated companies. Currency developments were also favorable.

SALES in the second quarter came to EUR 9,155 million, a 25% nominal increase over the same quarter last year. Adjusted for exchange rate fluctuations (9%), and consolidation changes (1%), comparable sales growth came to 15%, compared to 1% a year earlier. Consumer Electronics, Components, and Semiconductors contributed in particular to the acceleration in sales growth. Origin experienced lower sales. Geographically, sales were extremely strong in Europe and Asia Pacific. Price erosion in the second quarter was 5% versus 8% in the corresponding quarter last year. Volume growth more than doubled from 9% a year ago to 20% in the second quarter of this year.

INCOME FROM OPERATIONS reached a record high level of EUR 724 million compared with EUR 319 million last year. As in the first quarter, income included a reduction in pension costs of approximately EUR 120 million. Income in Miscellaneous was adversely affected by charges of approximately EUR 80 million as a result of the sale of Philips Projects, and restructuring charges at the Research Center.

FINANCIAL INCOME AND EXPENSES in the second quarter came to a negative of EUR 43 million compared to a positive EUR 17 million in the same period of 1999. Lower interest income and last year's gain of EUR 30 million from the sale of marketable securities accounted for most of the difference.

Philips' RESULTS RELATING TO UNCONSOLIDATED COMPANIES amounted to EUR 3,073 million, versus EUR 16 million last year, primarily relating to the previously mentioned sale of ASML shares, Philips' share of the increased equity value of TSMC, and the swap of equity interest in Beltone into GN Great Nordic. Disregarding these non-recurring items, results from unconsolidated companies rose to EUR 168 million, compared to EUR 16 million last year, mainly coming from continued strong performance in LG.Philips LCD and TSMC.

MINORITY INTERESTS were marginally up on last year.

NET INCOME amounted to EUR 3,604 million, compared to EUR 271 million a year ago.

THE FIRST SIX MONTHS

INCOME FROM CONTINUING OPERATIONS in the first six months amounted to EUR 4,744 million (EUR 3.57 per share) compared to EUR 743 million (EUR 0.52 per share) in the same period of 1999. Excluding the aforementioned incidental gains (EUR 2,905 million) and the gain on the sale of the shares of JDS Uniphase in the first quarter (EUR 526 million), income improved by EUR 570 million as a result of higher income from operations, in part due to improved cost controls and favorable currency developments, and increased results at unconsolidated companies, partly offset by higher financing costs (excluding the JDS Uniphase gain) and higher income taxes.

SALES in the first half amounted to EUR 17,484 million, nominally 24% higher than in 1999. Adjusted for exchange rate fluctuations (9%), and consolidation changes (2%), comparable sales growth came to 13% compared to 2% a year earlier. Consumer Electronics, Components, Semiconductors, and Miscellaneous achieved above average sales growth, whilst Origin saw a decrease in sales.

Price erosion was at 5%, considerably lower than the 8% incurred in the same period in 1999. In spite of an industry-wide shortage of key components, volume growth came to 19%, compared to 10% a year ago.

INCOME FROM OPERATIONS amounted to a record EUR 1,387 million (7.9% of sales) compared to EUR 868 million (6.1% of sales) in 1999. The improvement was largely due to the higher volume of activities, improved cost controls and efficiency, and the positive impact of reduced pension costs of EUR 245 million. Income from operations in the first half of 1999 included the EUR 169 million gain from the sale of Conventional Passive Components. The RONA ratio amounted to 25.3% compared to 18.3% in the year-earlier period. Positive income developments were seen in almost all product sectors.

FINANCIAL INCOME AND EXPENSES came to a positive balance of EUR 437 million, including the EUR 526 million gain from the sale of a portion of the shares of JDS Uniphase, compared to EUR 38 million in 1999. This positive effect was partly offset by higher net interest expense and other financial expense.

The TAX burden has been determined at a tentative rate of 20%. The gain on the sale of JDS Uniphase shares is not taxable, which brings the overall tax burden to 14.3%, compared to 20% in the same period of last year.

Philips' RESULTS FROM UNCONSOLIDATED COMPANIES rose to EUR 3,208 million compared to EUR 41 million a year earlier due to the previously mentioned sale of ASML shares, Philips' share of the increased equity value of TSMC, and swap of equity interest in Beltone into GN Great Nordic. Excluding these items, improvement primarily came from the joint venture LG.Philips LCD Co., established mid-1999, and higher results at TSMC. TSMC's merger with Taiwan ACER Semiconductor Manufacturing Corporation (TASMC) and Taiwan Worldwide Semiconductor Manufacturing Corporation (TWSMC) will have a net positive financial effect, which will be accounted for in the third quarter.

MINORITY INTERESTS were marginally up on last year. Net income came to EUR 4,744 million (EUR 3.57 per share) compared to EUR 740 million (EUR 0.52 per share) last year.

TREND PER PRODUCT SECTOR (SIX MONTHS)

In the LIGHTING sector, the nominal increase in sales was 11%. Comparable growth came to 2%. Strong growth occurred in Asia Pacific and Eastern Europe.

Income from operations increased by EUR 51 million to EUR 367 million. Lamps in particular contributed to the income increase, as did Automotive.

SALES in the CONSUMER ELECTRONICS sector rose nominally by 21% (14% comparable growth). Volume growth was 23%, partly offset by 9% price erosion. All product groups recorded strong sales growth.

Income from operations improved from EUR 63 million to EUR 203 million. The turnaround at Philips Consumer Communications and higher license income were the main drivers of the growth in income. Income of Mainstream CE was affected by higher costs of components. Income in the second quarter, however, was up slightly. Income in Digital Networks continued to reflect the cost of investments in new high-growth digital business opportunities, which should lead to future improved sales and earnings.

The DOMESTIC APPLIANCES AND PERSONAL CARE sector saw sales grow by 17% on a nominal basis (10% comparable growth), mainly led by Male shaving and grooming which clearly outpaced the market. Strongest growth of the division was seen in North America and Asia Pacific.

Income from operations increased by 47% to EUR 100 million, driven by successful product launches and favorable currency influences.

The COMPONENTS sector delivered strong nominal sales growth of 36% (22% comparable growth), primarily attributable to Display Components and Optical Storage. Flat Display Systems and Optical Storage increased their market share.

Income from operations came to EUR 227 million compared to EUR 175 million last year. Included in last year's income was a gain of the EUR 169 million on the sale of Conventional Passive Components. Optical Storage continued to drive the strong performance of the sector.

Sales in the SEMICONDUCTORS sector increased by 60% on a nominal basis, with all businesses contributing, including VLSI. Comparable sales growth was 30%. Price erosion decreased from 9% to 3%. Order intake continues to be very strong.

Income from operations almost doubled to EUR 565 million or 18.5% of segment revenues (16.8% in the first quarter, 19.9% in the second quarter), from EUR 293 million or 14.8% of segment revenues last year.

Sales of the MEDICAL SYSTEMS sector nominally grew by 16% (6% comparable growth) with North America and Latin America the main contributors.

Income from operations increased from EUR 36 million to EUR 64 million, largely due to strict cost controls.

Sales at ORIGIN were 10% lower than the same period last year, both on a nominal and comparable basis, as the market remained slow across the IT industry, and customers are hesitating in defining their future IT plans, especially in the field of e-business.

Income from operations came to a loss of EUR 3 million compared to last year's profit of EUR 65 million, resulting from the lower sales level, a restructuring charge for the alignment of workforce and facilities costs, and higher goodwill charges.

The MISCELLANEOUS sector experienced both nominal and comparable sales growth of 16%, mainly driven by FEI/Micrion, Machinefabrieken, and Electronic Manufacturing Technology (EMT).

Income from operations fell to a loss of EUR 91 million from a loss of EUR 1 million, primarily due to charges in connection with the sale of Philips Projects and restructuring charges at the Research Center.

In the segment UNALLOCATED, income was positively impacted by reduced pension costs of approximately EUR 150 million.

TREND PER GEOGRAPHIC AREA (SIX MONTHS)

SALES in Europe accelerated in the second quarter, resulting in nominal sales growth of 19% (17% comparable) in the first half. Consumer Electronics, in particular Mainstream CE and Consumer Communications, and Semiconductors accounted for much of the sales growth. The upturn in Eastern Europe continued, with a 60% nominal increase in sales over last year (58% comparable).

Sales in North America increased nominally by 21% (4% comparable), with strong growth in Components and Medical Systems, partly offset by flat sales in Consumer Electronics and Lighting.

Latin America experienced 26% nominal growth in sales (16% comparable), driven by Consumer Electronics and Components, stemming from the economic recovery in Brazil.

In Asia Pacific, sales increased nominally by 37% (17% comparable), with steep acceleration in the second quarter, mainly attributable to Semiconductors, Components, and Lighting.

INCOME FROM OPERATIONS improved in almost all regions. Income in North America was below last year's level, but improved markedly in the second quarter. Europe showed a very strong increase in income, even including last year's gain on the sale of Conventional Passive Components. Consumer Communications, Components, Semiconductors, and license income all contributed to this increase. A strong improvement in income was recorded in Asia Pacific, due to the performance of Semiconductors and Components, and despite a restructuring charge for Consumer Electronics' Singapore operations.

BALANCE SHEET RATIOS AND CASH FLOWS

Inventories at the end of June 2000 were 14.7% of sales, significantly lower than the 16.4% a year earlier. The average collection period of outstanding trade receivables was the equivalent of 1.6 months of sales, unchanged from one year ago.

Cash flow from operating activities in the first half was EUR 713 million, compared with EUR 166 million last year, mainly as a result of much higher operating performance, partly offset by an increase in working capital.

Cash provided by investing activities was EUR 1,998 million, primarily resulting from the sale of the ASML shares. Last year, cash used for investing activities was EUR 1,262 million, mainly the result of acquisitions. The resulting cash flow surplus of EUR 2,711 million compared with a deficit of EUR 1,096 million in the same period of last year.

EMPLOYEES

The number of employees at the end of June 2000 was 232,433, an increase of 4,140 over the comparable position on January 1, 2000.

SUBSEQUENT EVENTS

On May 29, 2000, the Extraordinary General Meeting of Shareholders adopted Philips' Share Reduction Program, which will become effective August 1, 2000, and will reduce the number of outstanding shares by approximately 40 million or 3%. As part of the Program, shareholders will receive an amount of EUR 1.7 billion in cash.

Philips Medical Systems announced in the second quarter the acquisition of 60% of the common stock of MedQuist Inc., the leading US provider of outsourced medical record transcription services, for approximately USD 1.2 billion. The transaction was completed in July.

OUTLOOK

The year 2000 is shaping up to be a record year in every aspect: sales, income from operations and income from continuing operations. We will meet all our financial objectives this year: RONA at 24% or better, double-digit earnings growth, and a positive cash flow.

July 18, 2000

Royal Philips Electronics

BOARD OF MANAGEMENT

             The accompanying financial statements are an integral
                         part of this quarterly report.

STATEMENTS OF INCOME

in millions of euros (EUR) unless otherwise stated


--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

                                                              ----------------    ------------------
                                                                   2nd quarter       January to June
                                                                2000      1999       2000       1999
                                                              ------    ------    -------    -------
Sales                                                          9,155     7,298     17,484     14,135

Ebitda                                                         1,225       780      2,372      1,695

Income from operations (Ebit)                                    724       319      1,387        868

Financial income and expenses                                    (43)       17        437         38
                                                              ------    ------    -------    -------
Income before taxes                                              681       336      1,824        906

Income taxes                                                    (136)      (67)      (260)      (181)
                                                              ------    ------    -------    -------
Income after taxes                                               545       269      1,564        725

Results relating to
  unconsolidated companies                                     3,073        16      3,208         41
Minority interests                                               (14)      (11)       (28)       (23)
                                                              ------    ------    -------    -------
Income from continuing operations                              3,604       274      4,744        743

Extraordinary items -- net                                        --        (3)        --         (3)
---------------------------------                             ------    ------    -------    -------
NET INCOME                                                     3,604       271      4,744        740

Basic earnings per common share in EUR (after stock split):
-- income from continuing operations                            2.71      0.20       3.57       0.52
-- net income                                                   2.71      0.20       3.57       0.52

'SAFE HARBOR' STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF OCTOBER 1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates, changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

BALANCE SHEETS AND ADDITIONAL RATIOS

in millions of euros (EUR) unless otherwise stated


--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

                                                       2000        1999        1999
                                                   JUNE 30,    Dec. 31,    June 30,
                                                  ---------   ---------   ---------
Cash and cash equivalents                             4,173       2,331       3,648
Securities                                            1,499       1,523          --
Receivables                                           6,935       6,453       5,997
Inventories                                           5,126       4,566       4,950
Unconsolidated companies                              2,715       2,091       1,035
Other non-current financial assets                      503         340       1,733
Non-current receivables                               2,195       2,038       1,500
Property, plant and equipment                         8,216       7,332       7,203
Intangible assets                                     2,737       2,822       1,398
------------------------------------------------  ---------   ---------   ---------
TOTAL ASSETS                                         34,099      29,496      27,464

Accounts payable and other liabilities                8,372       7,974       6,885
Debt                                                  3,429       3,314       3,486
Provisions                                            3,268       3,118       3,123
Minority interests                                      385         333         268
Stockholders' equity                                 18,645      14,757      13,702
------------------------------------------------  ---------   ---------   ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           34,099      29,496      27,464

RATIOS
Stockholders' equity:
Per common share in EUR (after stock split)           14.09       11.08       10.27

Inventories as a % of sales                            14.7        14.5        16.4
Outstanding trade receivables, in months' sales         1.6         1.4         1.6

NUMBER OF COMMON SHARES OUTSTANDING
(after stock split)

Shares in thousands                               1,323,515   1,331,601   1,333,857

STATEMENTS OF CASH FLOWS

in millions of euros (EUR) unless otherwise stated


--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS*

                                        ----------------    ----------------
                                             2nd quarter     January to June
                                          2000      1999      2000      1999
                                        ------    ------    ------    ------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                               3,604       271     4,744       740
Adjustments to reconcile net
  income to net cash provided by
  operating activities:
Depreciation and amortization              523       461     1,025       827
Net gain on sale of investments         (2,728)      (69)   (3,273)     (309)
Income unconsolidated companies           (327)      (16)     (480)       (2)
Minority interests                          10         6        24        14
Increase in working capital               (768)     (232)   (1,243)     (682)
Increase (decrease) in provisions            7      (140)       77       (97)
Other items                                (13)     (186)     (161)     (325)
                                        ------    ------    ------    ------

Net cash provided by
  operating activities                     308        95       713       166

CASH FLOWS FROM INVESTING
ACTIVITIES:
Proceeds from the sale of securities        --        --       550        --
Net capital expenditures                  (599)     (387)   (1,055)     (623)
Proceeds (purchase) other
  non-current financial assets              17       (11)      (28)      (17)
Proceeds from sale of business/
  (purchase of business)                 2,450    (1,077)    2,531      (622)
-------------------------------------   ------    ------    ------    ------
Net cash provided by (used for)
  investing activities                   1,868    (1,475)    1,998    (1,262)

CASH FLOWS BEFORE FINANCING
  ACTIVITIES                             2,176    (1,380)    2,711    (1,096)

 * For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

               PRODUCT SECTORS

               in millions of euros (EUR) unless otherwise stated


--------------------------------------------------------------------------------
SEGMENT REVENUES AND INCOME FROM OPERATIONS

                                                                         2nd quarter
                                                                         2000                                           1999
                                 --------------------------------------------   --------------------------------------------
                                  segment    Ebitda         income    as % of    segment    Ebitda         income    as % of
                                 revenues              (loss) from    segment   revenues              (loss) from    segment
                                                        operations   revenues                          operations   revenues
  Lighting                          1,217       210           162       13.3       1,093       178          138        12.6
  Consumer Electronics*             3,452       203           131        3.8       2,864        87           23         0.8
  DAP                                 466        72            55       11.8         403        59           43        10.7
  Components                        1,649       221           132        8.0       1,195        82          (26)       (2.2)
  Semiconductors                    1,625       507           324       19.9       1,037       284          126        12.2
  Medical Systems                     689        66            44        6.4         606        56           36         5.9
  Origin                              424        22            (4)      (0.9)        451        63           40         8.9
  Miscellaneous                       466       (61)          (85)     (18.2)        443        24            2         0.5
  Unallocated                                   (15)          (35)                             (53)         (63)
                                    -----      -----        -----                  -----     -----        -----
  Total                             9,988      1,225          724                  8,092       780          319
  Intersegment revenues              (833)                                          (794)
                                    -----                                          -----
  SALES                             9,155                                          7,298
  Income from operations
    as a % of sales                                                      7.9                                            4.4

* of which:
  Mainstream CE                     2,124         62           22        1.0       1,803        48           16         0.9
  Consumer
   Communications                     502         23           10        2.0         415       (12)         (21)       (5.1)
  Digital Networks                    172        (28)         (29)     (16.9)        157       (33)         (35)      (22.3)
  Specialty Products                  618         38           20        3.2         498        31           11         2.2
  Licenses                            131        108          108       82.4          65        53           52        80.0
  Intrasegment revenues               (95)        --           --          .         (74)       --           --           .
                                    -----      -----        -----      -----       -----     -----        -----       -----
  Consumer Electronics              3,452        203          131        3.8       2,864        87           23         0.8

               in millions of euros (EUR) unless otherwise stated


--------------------------------------------------------------------------------
SEGMENT REVENUES AND INCOME FROM OPERATIONS

                                                                       January to June
                                                                         2000                                           1999
                                 --------------------------------------------   --------------------------------------------
                                  segment    Ebitda         income    as % of    segment    Ebitda         income    as % of
                                 revenues              (loss) from    segment   revenues              (loss) from    segment
                                                        operations   revenues                          operations   revenues
  Lighting                         2,454        459         367         15.0      2,215         397         316        14.3
  Consumer Electronics*            6,630        346         203          3.1      5,626         180          63         1.1
  DAP                                853        135         100         11.7        730          99          68         9.3
  Components                       3,140        403         227          7.2      2,405         367         175         7.3
  Semiconductors                   3,060        916         565         18.5      1,983         550         293        14.8
  Medical Systems                  1,263        106          64          5.1      1,092          75          36         3.3
  Origin                             824         50          (3)        (0.4)       865         106          65         7.5
  Miscellaneous                      896        (37)        (91)       (10.2)       840          49          (1)       (0.1)
  Unallocated                                    (6)        (45)                               (128)       (147)
                                 -------     ------      ------                 -------     -------      ------
  Total                           19,120      2,372       1,387                  15,756       1,695         868
  Intersegment revenues           (1,636)                                        (1,621)
                                 -------                                        -------
  SALES                           17,484                                         14,135
  Income from operations
  as a % of sales                                                        7.9                                            6.1

* of which:
  Mainstream CE                    3,992         84           5          0.1      3,566          91          28         0.8
  Consumer
    Communications                 1,023         59          34          3.3        808         (41)        (58)       (7.2)
  Digital Networks                   369        (47)        (50)       (13.6)       326         (45)        (49)      (15.0)
  Specialty Products               1,170         59          23          2.0        931          51          19         2.0
  Licenses                           225        191         191         84.9        140         124         123        87.9
  Intrasegment revenues             (149)        --          --           --       (145)         --          --          --
                                 -------     ------      ------      -------    -------     -------      ------     -------
  Consumer Electronics             6,630        346         203          3.1      5,626         180          63         1.1

PRODUCT SECTORS AND MAIN COUNTRIES

in millions of euros (EUR) unless otherwise stated






SALES AND TOTAL ASSETS

                                         SALES (TO THIRD PARTIES)            TOTAL ASSETS
                              -----------------------------------   ---------------------------------
                                          January to June 2000        2000       1999        1999
                              -----------------------------------
                                                      % growth      JUNE 30,    Dec. 31,    June 30,
                                         ------------------------
                               amount     nominal     comparable*
                               ------     -------     -----------   -------   ---------     --------
Lighting                       2,430          11            2        2,984       2,849       2,814
Consumer Electronics           6,637          21           14        5,146       4,683       4,390
DAP                              841          17           10          810         777         782
Components                     2,330          36           22        5,648       5,179       3,227
Semiconductors                 2,613          60           30        6,663       5,188       4,716
Medical Systems                1,261          16            6        1,916       1,840       1,815
Origin                           507         (10)         (10)         667         683         650
Miscellaneous                    865          16           16        1,275       1,545       1,383
Unallocated                                                          8,990       6,752       7,687
---------------------         ------                                ------      ------      -------
TOTAL                         17,484          24           13       34,099      29,496      27,464


SALES AND FIXED ASSETS

                                        SALES (TO THIRD PARTIES)      (IN) TANGIBLE FIXED ASSETS
                               ---------------------------------    ---------------------------------
                                          January to June 2000        2000        1999        1999
                               ---------------------------------
                                                      % growth      JUNE 30,    Dec. 31,    June 30,
                                          -----------------------
                               amount     nominal     comparable*
                               ------     -------     -----------   -------   ---------     --------
Netherlands                       892          10          11        1,852       1,811       1,733
United States                   3,986          22           4        2,941       2,476       2,418
Germany                         1,577          25          26          625         632         637
France                          1,073          24          20          430         392         403
United Kingdom                    987           9          (1)         310         321         308
China (incl. Hong Kong)         1,239          36          20          727         635         619
Other countries                 7,730          27          16        4,068       3,887       2,483
----------------------         ------                               ------      ------       -----
TOTAL                          17,484          24          13       10,953      10,154       8,601


* Adjusted for the effects of changes in consolidations and exchange rate movements


Information also available on Internet, address: http://www.philips.com

Printed in the Netherlands

PHILIPS QUARTERLY STATISTICS

in millions of euros (EUR) unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

                                                                           1999                                                2000
                              --------------------------------------------------  --------------------------------------------------
                              1ST QUARTER  2ND QUARTER  3RD QUARTER  4TH QUARTER  1ST QUARTER  2ND QUARTER  3RD QUARTER  4TH QUARTER
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Sales                          6,837        7,298        7,744         9,580        8,329       9,155
  % increase                      (3)          (2)           6            11           22          25
Ebitda                           915          780          801         1,059        1,147       1,225
  as % of sales                 13.4         10.7         10.3          11.1         13.8        13.4
  % increase                      23           (8)          29           193           25          57
Income from operations
  (Ebit)                         549          319          352           531          663         724
  as % of sales                  8.0          4.4          4.5           5.5          8.0         7.9
  % increase                      47          (32)          52            --           21         127
Income from continuing
  operations                     469          274          374           687        1,140       3,604
  % increase                      46          (28)         154            --          143       1,215
  per common share (in EUR)
  (after stock split)           0.32         0.20         0.28          0.51         0.86        2.71
Net income                       469          271          372           687        1,140       3,604
  % increase                     (34)         (42)          93           (85)         143       1,230
  per common share (in EUR)
  (after stock split)           0.32         0.20         0.28          0.51         0.86        2.71



                                JANUARY-     JANUARY-      JANUARY-     JANUARY-      JANUARY-    JANUARY-     JANUARY-     JANUARY-
                                 MARCH        JUNE        SEPTEMBER     DECEMBER       MARCH        JUNE       SEPTEMBER    DECEMBER
                                 -----        ----        ---------     --------      --------    --------     ---------    --------
Sales                           6,837        14,135        21,879        31,459         8,329      17,484
  % increase                       (3)           (3)            0             3            22          24
Ebitda                            915         1,695         2,496         3,555         1,147       2,372
  as % of sales                  13.4          12.0          11.4          11.3          13.8        13.6
  % increase                       23             7            13            38            25          40
Income from operations
  (Ebit)                          549           868         1,220         1,751           663       1,387
  as % of sales                   8.0           6.1           5.6           5.6           8.0         7.9
  % increase                       47             3            14           156            21          60
  as a % of net operating
  capital (RONA)                 24.1          18.3          16.4          17.5          25.1        25.3
Income from continuing
  operations                      469           743         1,117         1,804         1,140       4,744
  as a % of stockholders'
  equity (ROE)                   17.7          12.6          11.7          12.6          31.2        62.1
per common share (in EUR)
  (after stock split)            0.32          0.52          0.80          1.31          0.86        3.57
Net income                        469           740         1,112         1,799         1,140       4,744
  % increase                      (34)          (37)          (19)          (70)          143         541
  per common share (in EUR)
  (after stock split             0.32          0.52          0.80          1.31          0.86        3.57


                                                            PERIOD ENDING 1999                               PERIOD ENDING 2000
                                         --------------------------------------       ----------------------------------------------
Inventories as % of sales                15.6       16.4       16.6       14.5       14.5       14.7
Average collection period of trade
  receivables in months' sales            1.6        1.6        1.6        1.4        1.6        1.6
Net debt: group equity ratio                *          *      10:90       6:94       4:96          *
Total employees (in thousands)            229        228        231        227        229        232


               * NOT MEANINGFUL: NET CASH EXCEEDED THE DEBT LEVEL.